SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

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                                    FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

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                         COMPANHIA ENERGETICA MERIDIONAL

                            (Name of foreign company)

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                   The Commission is requested to send copies
            of any communications in connection with this matter to:

                                Jeffrey S. Lewis
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                             New York, NY 10006-1470

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Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as
amended (the "Act") and Rule 57 thereunder, this form is filed by Companhia Energetica Meridional, a corporation (sociedade anonima) organized under the laws of Brazil ("CEM"), to notify the Securities and Exchange Commission that it is a foreign utility company within the meaning of Section 33 of the Act.

Item 1. State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

         Name and Business Address:

         Companhia Energetica Meridional
         Rua Antonio Dib Mussi n(degree) 366
         Florianopolis, Santa Catarina, Brazil

         Description of Facilities:

         CEM owns a 450 MW hydroelectric power plant (the "Facility") in the State of Goias in Brazil. The Facility will supply power to Centrais Geradoras do Sul do Brazil S.A. - GERASUL ("Gerasul"), a corporation (sociedade anonima) organized under the laws of Brazil, pursuant to a power purchase agreement. The Facility is currently under construction and is expected to commence full commercial operations in and around March 2003.

         Ownership:

         Gerasul owns 99.99% of the issued and outstanding voting securities of CEM.


Item 2. State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

Not applicable.

Exhibit A. If applicable, the state certification(s) required under section 33(a)(2) of the Act. Certification(s) previously filed with the Commission may be incorporated by reference. If the certification(s) is not available at the time of filing the Form U-57, so state, and undertake to file such certification as an amendment when available; however, foreign utility company status will not be deemed obtained until all required certification(s) have been filed.

Not applicable.

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                                    SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                             COMPANHIA ENERGETICA MERIDIONAL



                                             By: /s/ Mauricio Stolle Bahr
                                                 -------------------------------
                                                 Name: Mauricio Stolle Bahr
                                                 Title: Board Member



Date:  February 28, 2001